UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FOR THE YEAR ENDED DECEMBER 31, 2024

WATER ON DEMAND, INC.

13575 58th Street North, Suite 200

Clearwater, FL 33760

https://www.waterondemand.net/

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

i

Item 1. Business

Water on Demand, Inc. (“WODI”) is a U.S.-based water technology company that designs, manufactures, installs, and maintains advanced water treatment systems for municipal, industrial, and clean water applications. These systems utilize a range of treatment technologies, including chemical injection, media filtration, membrane filtration, ion exchange, and supervisory control and data acquisition (SCADA).

WODI was formed in September 2023 through the merger of Progressive Water Treatment, Inc. (“PWT”), a Texas-based provider of custom-engineered water treatment systems acquired by OriginClear, Inc. (“OCLN”) in 2015, and Water on Demand, Inc., a Nevada corporation originally focused on pay-per-use water solutions. The combined entity retained the Water on Demand, Inc. name.

WODI operates through three internal divisions: PWT, Modular Water Systems (“MWS”), and Water on Demand (“WOD”).

PWT serves as the Company’s primary revenue-generating unit. It provides customized water treatment solutions for industrial and municipal clients across the United States, including system design, manufacturing, installation, and long-term service contracts. PWT integrates multiple treatment technologies, allowing it to meet diverse customer requirements across various sectors.

MWS develops and delivers prefabricated water and wastewater systems under the EveraMOD™, EveraSKID™, and EveraTREAT™ brands. MWS operates under an exclusive master license agreement covering three active patents and related know-how. In April 2023, an independent valuation estimated the nominal value of this intellectual property between $26.6 million and $53.2 million. MWS systems use High-Density Polyethylene (HDPE) and Polypropylene (PP), offering advantages in durability, longevity, and supply chain resilience.

WOD is a development-stage division focused on delivering decentralized water treatment services using a Design-Build-Own-Operate (“DBOO”) model. This division aims to help private businesses achieve water self-sufficiency by offering long-term service agreements under which customers pay for water treatment on a per-gallon basis. A showcase project demonstrating the DBOO model is currently in planning.

The consolidation of these business units under WODI brings together advanced modular engineering, proprietary technology, and service-based water management models. Together, these operations support the Company’s mission to deliver accessible, cost-effective, and sustainable water solutions tailored to meet the evolving needs of modern infrastructure.

Water on Demand, Inc. (previously, Progressive Water Treatment, Inc.)

WODI, formerly known as PWT, was acquired by OCLN in October 2015. PWT designs and manufactures turnkey water treatment systems for municipal, industrial, and clean water applications. This acquisition was the first step in OCLN’s strategy to build a portfolio of specialized U.S.-based water service companies, addressing the growing demand for outsourced water treatment solutions

PWT has established a strong reputation for delivering customized systems that integrate multiple technologies, including chemical injections, media filtration, membrane systems, ion exchange, and SCADA. In addition to design and manufacturing, PWT provides system maintenance, retrofits, replacement support, and equipment rentals under flexible contract terms. Its customer base is located within the United States.

Modular Water Systems

MWS provides a distinctive line of prefabricated water transport and treatment systems. Daniel “Dan” Early P.E. leads the MWS division. On June 25, 2018, Mr. Early granted the Company a worldwide, exclusive, non-transferable license to the underlying MWS technology and know-how. A subsequent ten-year renewal, effective May 2020, added the right to sublicense the technology and form manufacturing joint ventures.

On June 9th, 2023, Daniel M Early executed the same licensing agreement with WODI and on June 12, 2023, mutually canceled with OCLN the May 2020 license.

MWS, supported by PWT and other fabricators, designs, manufactures, and delivers prefabricated water transport products, marketed under the EveraMOD™ brand; and wastewater treatment plant (“WWTP”) solutions, sold under the EveraSKID™ and EveraTREAT™ brands. These systems serve a variety of end users – including schools, small communities, institutional facilities, real estate developments, factories, and industrial parks – that must treat their own wastewater.

On August 12, 2022, the Company announced the delivery and installation of its EveraBOX™ solution for the Beaver Falls Municipal Water Authority in Pennsylvania. EveraBOX, like other MWS products, utilizes High-Density Polyethylene (HDPE) or Polypropylene (PP) – classified as Structural Reinforced Thermoplastic Pipe (SRTP) materials. These materials are resistant to supply chain disruptions affecting metal and fiberglass construction.

On January 10, 2024, OCLN and Plastic Welding and Fabrication, Ltd. (“PWF”), based in Buda, Texas, announced a MOU for a strategic partnership between WODI and PWF. PWF currently serves as a key fabricator of durable, patent-based enclosures used by MWS. This MOU is intended to enhance strategic relationships and enable MWS to build complete water systems at the same location where the enclosures are manufactured, increasing efficiency and speed. The parties also signed a Letter of Intent (“LOI”) setting forth a framework for a potential WODI acquisition of PWF. If executed, such an acquisition would establish WODI’s first in-house manufacturing facility for MWS and is expected to be accretive. Discussions are at an early stage, and there can be no assurance that a definitive agreement will be reached.

On March 26, 2024, OCLN announced an MOU between MWS and Enviromaintenance of Georgetown, TX to collaborate on sales of standardized systems in the Greater Central Texas Region. Enviromaintenance, a provider of on-site wastewater treatment and disposal systems, particularly for the Mobile Home Park (“MHP”) industry, will recommend MWS’s fully integrated, modular wastewater treatment systems. These products are intended to offer MHP owners cost effective, reliable, and efficient means of treating their wastewater. Additional information is available at: https://www.originclear.com/company-news/originclears-modular-water-systems-and-enviromaintenance-partner-for-water-on-demand-pilot-program.

Recent Developments

●	April 2023 Asset Sale: OCLN sold all assets and intellectual property of MWS to WODI NV, transitioning MWS into a business division of WODI NV.

●	Strategic Partnership with PWF: On January 10, 2024, OCLN and Plastic Welding and Fabrication, Ltd. (“PWF”) announced a MOU to strengthen their strategic partnership. This partnership enables MWS to manufacture complete systems at PWF’s facility, enhancing efficiency and speed. Concurrently, a LOI was signed to explore WODI’s potential acquisition of PWF, which, if executed, would establish WODI’s first in-house manufacturing facility. Discussions are ongoing, and no definitive agreement has been reached.

●	Collaboration with Enviromaintenance: On March 26, 2024, OCLN announced an MOU between MWS and Enviromaintenance, a wastewater treatment leader in Texas. The partnership focuses on sales of standardized systems in the Greater Central Texas Region, targeting mobile home parks and other large-scale developments. Enviromaintenance will recommend MWS’s modular solutions as cost-effective, reliable wastewater treatment options for mobile home park owners.

Water on Demand NV

In 2023, OCLN launched WODI NV to provide decentralized, outsourced water treatment services to private businesses. The model allows customers to move away from traditional, centralized infrastructure and instead adopt flexible, site-specific water solutions delivered on a pay-per-gallon basis.

WODI NV operates under a DBOO model, enabling clients to access advanced water treatment without bearing the capital, technical, or operational burdens typically associated with developing and maintaining such systems. Through structured financing and service agreements, businesses pay only for the water they use, allowing them to focus on core operations while benefiting from reliable, cost-effective water management.

Combined Companies

As of September 2023, MWS and WODI NV were consolidated under WODI. OCLN remains the Company’s largest shareholder. The consolidation unifies proprietary technologies, prefabricated system capabilities, and service-based water treatment offerings under a single operating entity, enabling WODI to deliver integrated, end-to-end water solutions across multiple customer segments.

Products of Combined Company

Division	Products	Customers	Geographic Region	Financing provided by WODI
MWS	Municipal Water Treatment Solutions, Industrial Water Treatment Systems, Advanced Filtration Technologies, Wastewater Treatment Solutions	Municipalities, Industrial clients	North America	Not applicable
PWT	High-purity water systems, Reverse Osmosis (RO) Systems, Deionization Systems, Water Softening Solutions	Hospitals, Laboratories, Industries	North America	Not applicable
WODI	Pay-as-you-go Project Financing, Turnkey Water Treatment Systems, SCADA and Data Acquisition Technology	Businesses, Municipalities, Industrial Clients	North America	WODI provides financing options for water development projects helping clients manage upfront costs. These include structured financing plans that spread costs over time.

Industry Background

Traditional Water Treatment Practices

Public water utilities in the U.S. operate approximately 16,000 wastewater treatment plants, with the largest 10% handling over 80% of the nation’s wastewater. These centralized plants use multi-stage treatment—preliminary, primary, and secondary—followed by disinfection. While efficient, they require significant capital investment and long lead times for construction and expansion.

These large-scale plants, some capable of processing over a billion gallons per day, remain the global standard due to their efficiency and economies of scale—but they require substantial investment, often costing billions to construct.

Aging Infrastructure and Funding Gaps

Much of the U.S. water infrastructure was built in the 1970s and is nearing or beyond its intended service life. According to the American Society of Civil Engineers (ASCE), over 80% of facilities are at or near capacity. Despite federal legislation, such as the Infrastructure Investment and Jobs Act (2023), a funding shortfall of over $400 billion is projected by 2029. Regulatory compliance costs, such as for PFAS or lead removal, continue to rise.

Privatization and Decentralization Trends

Limited federal support, rising operational costs, and increased regulatory demands are pushing utilities to explore alternatives. Decentralized water treatment—where water is treated on-site—offers faster deployment, lower capital requirements, and operational flexibility, especially in rural or underserved areas. These systems reduce reliance on aging infrastructure and are increasingly favored by industrial users, developers, and small municipalities.

Emerging Drivers of Water Demand

Shifts such as climate change, migration, and reshoring of industrial activity are increasing pressure on local water systems. Decentralized solutions can adapt more quickly to changing demographics and site-specific needs, making them an essential part of modern water infrastructure strategy.

Climate Change

Prolonged droughts, shifting precipitation patterns, and rising temperatures are contributing to water scarcity. Groundwater levels in many areas are declining faster than they can be replenished. As precipitation becomes more irregular, the global supply of usable freshwater is increasingly under pressure.

Migration

Shifting migration patterns and unpredictable population growth complicate long-term infrastructure planning. Traditional municipal wastewater plants require decades to plan and build, making them less responsive to demographic shifts. Decentralized water systems, in contrast, require less capital and can be deployed more quickly, offering greater flexibility.

Reshoring of Manufacturing

The reshoring of industrial operations, driven by supply chain realignments and national policy, is increasing demand for water across the manufacturing sector. As domestic production expands, water-intensive operations are expected to place additional pressure on regional water supplies.

Regulatory and Public Funding Risk

Water resource planning is becoming increasingly complex as freshwater supplies tighten and regulatory scrutiny intensifies. The Federal Reserve Bank of St. Louis has recommended more efficient allocation of water resources, while recent legal rulings—such as the 2021 U.S. Supreme Court decision on interstate groundwater rights—highlight growing disputes over access. In the western United States, limited coordination among states in the Colorado River Basin underscores the challenge of balancing declining supply with rising demand. These pressures elevate both financial and operational risks for municipalities and private water operators.

Industrial Centralization Risk

Large-scale, centralized water systems represent single points of failure that are increasingly vulnerable to disruption from natural disasters, financial constraints, and security threats. As infrastructure ages and environmental risks increase, these vulnerabilities become more acute. Decentralized water systems mitigate these risks by localizing treatment, offering greater resilience and control for communities, businesses, and institutions.

Water on Demand

WODI offers financing solutions that allow businesses and communities to develop water treatment systems without upfront capital investment. Through long-term service agreements, end-users pay only for the water they use. Projects are supported by experienced regional water providers and powered by standardized modular systems, ensuring efficiency and reliability. By leveraging proven technologies and a pay-per-use model, WODI reduces financial and operational risk while expanding access to advanced water treatment solutions.

Global Water Challenges

A 2021 study by Utrecht University and United Nations University found that nearly half of global wastewater is discharged untreated, while only 11% is reused. With the World Wildlife Fund projecting that two-thirds of the global population could face water shortages by 2025, increasing wastewater reuse is critical.

In North America, supply inefficiencies further strain resources—Stanford University estimates that 20–50% of water is lost through leaking infrastructure. In the U.S., the Environmental Integrity Project reports that nearly half of rivers, streams, and lakes are too polluted for swimming, fishing, or drinking. Public concern is growing, with a 2017 Gallup poll showing 63% of Americans worry about drinking water pollution and 57% about contamination of natural water bodies.

These challenges underscore the need for decentralized, resilient, and sustainable water solutions.

Decentralized Water Solutions

Businesses increasingly rely on onsite water treatment and recycling to address the limitations of centralized water utilities. Onsite systems provide tangible assets, improved water quality, and cost savings, especially when recycled water is used. WODI helps self-reliant businesses develop “decentralized water wealth,” benefiting both their operations and their communities.

This trend aligns with ESG investing, which accounts for approximately 25% of all professionally managed assets worldwide. Effective water management is a key ESG metric, further emphasizing the importance of decentralized solutions.

Innovative Offerings

As aging infrastructure deteriorates and replacement costs climb, engineers and end-users are increasingly turning to innovative, cost-effective water systems that lower long-term ownership costs and extend system lifespans.

WODI addresses this need through its line of prefabricated water transport and treatment solutions. The EveraMOD™ line delivers modular pump and lift stations for efficient water transport, while the EveraSKID™ and EveraTREAT™ systems offer compact, prefabricated wastewater treatment solutions. These products serve a wide range of customers, including schools, small communities, institutional facilities, real estate developments, factories, and industrial parks—providing reliable, scalable, and quickly deployable systems tailored to diverse needs.

WODI’s Modular Water Systems are built using SRTP (Steel Reinforced Thermoplastic) materials, which offer vessel service lives exceeding 75 years—typically three times longer than conventional systems. This marks a significant advancement in the sustainability and durability of industrial water and wastewater infrastructure, dramatically reducing both capital and operating costs over the system’s lifecycle.

With infrastructure deterioration posing increasing environmental risks, civil engineers and utility owners are under pressure to implement more sustainable and resilient solutions. SRTP represents the first major material innovation in water treatment tankage in over 50 years, enabling utilities to meet modern sustainability requirements while improving performance and reliability.

By leveraging SRTP and precision-controlled factory assembly, WODI’s modular systems lower installation time and cost, while offering long-term savings in maintenance and ownership. These systems are ideally suited for decentralized wastewater treatment in residential, commercial, agricultural, industrial, and municipal applications.

Standard treatment capacities range from 2,000 to 250,000 gallons per day (GPD), with smaller modular units and larger custom systems available. Units can also be deployed in tandem to support average daily flows up to 50,000 GPD or more, offering scalable, site-specific solutions for a wide variety of end users.

Competitive Strengths

Marketing

WODI markets its solutions as adaptable and cost-effective for decentralized water treatment across residential, commercial, and government sectors. Unlike many competitors focused on niche markets, WODI targets a broader range of applications, increasing its addressable market.

Materials

WODI builds its systems using high-density polyethylene (HDPE), which provides advantages in durability, installation speed, and resistance to environmental degradation. Compared to fiberglass, concrete, or epoxy-coated steel, HDPE offers improved longevity and ease of transport. WODI’s proprietary manufacturing approach offsets HDPE’s higher upfront cost, delivering a cost-effective solution. Few competitors in the sector offer a patented HDPE-based platform with comparable flexibility and service life.

Patents

WODI holds exclusive licenses to patents developed by Chief Engineer Dan Early. These patents support the Company’s proprietary use of HDPE in decentralized wastewater treatment systems, reinforcing its competitive position in modular system design.

Employees

As of the date of this filing, WODI employs approximately 30 full-time staff across engineering, manufacturing, sales, and administration. Operational and back-office support is provided through an administrative services agreement with OCLN.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those requiring management’s most challenging, subjective or complex judgments, often involving estimates of inherently uncertain matters that may change over time.

While not all accounting policies involve such judgements or estimates, the following policies meet the SEC’s definition of critical accounting policy.

Revenue Recognition

We recognize revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.

Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined. Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts for the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income, which are recognized in the period the revisions are determined.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Significant estimates include evaluations of goodwill and long-lived asset impairments, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical experience and other assumptions deemed reasonable under the circumstances. They form the basis for management’s judgments regarding asset and liability carrying values. Changes in assumptions or conditions could result in materially different actual outcomes.

Fair Value of Financial Instruments

The fair value of financial instruments requires disclosure of fair value information, whether or not recognized in the balance sheet, when practicable to estimate.

As of December 31, 2024, the reported amounts for cash, prepaid expenses, accounts payable and accrued expenses approximate their fair value due to their short maturity.

Results of Operations

WODI Combined reflects the integration of three business units originally formed by OCLN: PWT, MWS, and WODI NV. Together, these units form a single platform offering full-service, outsourced water treatment solutions. In this section, “WODI Combined” refers to the integrated entity. “WODI” refers to the operations of PWT and MWS, while “WODI NV” refers to the development-stage business focused on water-as-a-service models.

WODI designs and manufactures water treatment systems for municipal, industrial, and high-purity applications. Solutions are customized based on client requirements and incorporate a range of treatment technologies, including chemical injection, media filtration, membrane systems, ion exchange, and SCADA controls. The Company also offers services including equipment retrofits, system maintenance, and component replacements.

MWS, launched by OCLN in 2018 and transferred to WODI in 2023, focuses on modular, prefabricated wastewater treatment systems. These systems are factory-built for ease of installation and use SRTP for enhanced durability and service life. MWS systems serve residential developments, institutional facilities, and commercial operations, and incorporate treatment technologies such as fixed-film biological treatment, membrane bioreactors, and remote monitoring.

WODI NV, launched in 2023, provides outsourced water treatment services using a DBOO model. This division enables customers to secure decentralized water infrastructure through long-term service agreements, eliminating the need for capital investment or in-house water management capabilities.

We are incurring expenses in connection with the operation of the business.

	Year Ended December 31,
	2024	2023
Revenue	5,532,112	6,681,886
Cost of goods sold	4,542,998	6,055,365
Operating expenses	2,094,874	1,847,793
Loss from operations	(1,105,760)	(1,221,272)
Other expense	(8,943,212)	(18,341,253)
Net loss	(10,048,972)	(19,562,525)

Revenue and Cost of Sales

Revenue for the year ended December 31, 2024 was $5,532,112, compared to $6,681,886 for the year ended December 31, 2023, representing a decrease of $1,149,774 (17.2%). The decrease in revenue was attributable to lower volume of contracts executed in 2024 compared to prior year.

The cost of goods sold for the year ended December 31, 2024, was $4,542,998, compared to $6,055,365 for the year ended December 31, 2023, representing a decrease of $1,512,367 (25.0%). The decrease was due to the decline in project volume and associated direct costs year over year.

Operating Expenses

Operating Expenses for the years ended December 31, 2024, and 2023, were $2,094,874 and $1,847,793, respectively, representing an increase of $247,081 (13.4%). The increase was due to a $151,557 increase in selling and marking expense and a $95,210 increase in general and administrative expenses. The rise in general and administrative costs included higher legal, accounting, and compliance-related expenses associated with the business combination and registration process.

Other Income and Expenses

Other expenses totaled $(8,943,312) for the year ended December 31, 2024, compared to $(18,341,253) for the year ended December 31, 2023, a decrease of $9,397,941 (51.2%). The decrease in other expenses was attributable to a reduction in conversion and settlement value added to note purchase agreements, which declined from $8,108,589 in 2023 to $1,866,849 in 2024. Additionally, there was no preferred stock incentive compensation recorded in 2024, compared to $576,618 in 2023. However, interest expense increased to $2,210,394 in 2024 from $1,172,460 in 2023, and the impairment of a receivable from SPAC remained significant at $2,350,366. The loss upon deconsolidation also decreased slightly from $4,631,049 in 2023 to $2,871,410 in 2024.

Net Income (Loss)

WODI reported a net loss of $10,048,972 for the year ended December 31, 2024, compared to $19,562,525 in 2023. A decrease of $9,513,553 (48.6%). The reduction was due to a $9,397,941 decrease in other expenses, driven by lower conversion and settlement costs associated with note purchase agreements, the absence of preferred stock compensation in 2024, and a reduced loss upon deconsolidation. Although interest expense increased and an impairment of receivables from the SPAC remained significant, the overall impact of other expense was less severe than in 2023. Operating expenses also increased modestly, and revenue declined by $1,149,774 (17.2%), due to fewer executed contracts during the period.

Liquidity and Capital Resources

As of December 31, 2024, WODI had total assets of $4,788,588, an increase from $2,742,362 as of December 31, 2023. The increase was primarily driven by growth in contract receivables, contract assets, and the recognition of right-of-use lease assets. Cash at year-end was $386,255, compared to $374,191 in the prior year.

Total liabilities increased to $31,876,620 as of December 31, 2024, from $21,844,957 at December 31, 2023. This increase was largely due to an additional $4,634,550 million in convertible secured promissory notes, along with higher accrued expenses and contract liabilities. The Company no longer carried several 2023 obligations, such as a line of credit and customer deposits.

Net cash used in operating activities was $2,179,498 in 2024, compared to $3,747,544 in 2023. The improvement was primarily due to reduced losses and timing of working capital changes. Net cash used in investing activities was $2,350,366 in 2024, primarily for SPAC-related note purchases. Net cash provided by financing activities totaled $4,541,928, driven by proceeds from convertible notes, Reg D equity raises, and warrant issuance.

As of December 31, 2024, the Company had a working capital deficit of $27,239,746 and an accumulated deficit of $30,138,380, compared to a working capital deficit of $20,032,861 and an accumulated deficit of $20,089,408 as of December 31, 2023. The increase in these deficits reflects continued operating losses, debt issuance, and SPAC-related impairments.

Our independent auditors have expressed substantial doubt about the Company’s ability to continue as a going concern. Continued operations will require additional capital. The Company estimates it will need at least $2.5 million over the next twelve months to support planned operations. Cash on hand and receivables alone are not expected to meet near-term obligations.

To address liquidity needs, management is actively pursuing financing options, including equity and debt issuances, credit facilities, and strategic partnerships. There is no assurance funding will be available in sufficient amounts or on favorable terms. However, management believes continued investor support and future revenues will provide the resources necessary to sustain operations and execute the Company’s growth plan.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	December 31,
	2024	2023
Net cash used in operating activities	(2,179,498)	(3,747,544)
Net cash used in investing activities	(2,350,366)	(3,979,985)
Net cash provided by financing activities	4,541,928	7,537,603
Net increase (decrease) in cash and cash equivalents	12,064	(189,927)

As of December 31, 2024, we had cash and cash equivalents of $386,255, compared to $374,191 as of December 31, 2023

During the year ended December 31, 2024, we raised a total of $4,541,928 through financing activities, primarily from proceeds related to convertible notes, warrant issuances, and Reg D equity subscriptions. This compares to $7,537,603 raised in 2023.

Net cash used in operating activities was $(2,179,498) in 2024, an improvement from $(3,747,544) in 2023. Net cash used in investing activities was $(2,350,366) in 2024, compared to $(3,979,985) in the prior year. The overall increase in cash for 2024 was $12,064.

While current proceeds from financing activities, combined with revenues, are supporting operations in the near term, we will require additional capital to expand our operations and complete strategic objectives. Our ability to continue as a going concern depends on securing further funding through financing transactions and future revenue generation. There is no assurance we will be able to raise additional capital on favorable terms or at all.

Potential financing sources include equity or debt offerings, credit facilities, or strategic partnerships. However, unfavorable market conditions could limit our access to such capital. Even if successful, financing may involve dilution to existing shareholders or securities with rights senior to those of our common stock.

We have evaluated our current cash burn rate and believe we have sufficient resources to maintain operations for the near term based on current cash, projected revenue, and continued support from investors. However, this assessment is subject to uncertainties, and we may be required to seek further funding sooner than anticipated.

Common Control Transactions

The financial statements presented have been prepared under the common control accounting guidelines of FASB ASC 805. This treatment applies because the Company’s Executive Officer, T. Riggs Eckelberry, holds a controlling financial interest in both WODI and PWT, and, by extension, WODI.

Mr. Eckelberry owns 1,000 shares of Series C Preferred Stock of OCLN, which grants him 51% of the total voting power of OCLN’s stockholders. As of December 31, 2024, OCLN owned 86.58% of WODI.

OriginClear, Inc. provides operational, management, and administrative support to WODI, including staffing its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, full-time employees, and consultants.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditure.

Contractual Obligations

As of December 31, 2024, we had an aggregate of $21,363,639 in convertible secured promissory notes classified as short-term liabilities. These notes represent obligations under convertible Note Purchase Agreements (NPAs) and do not include related party borrowings.

As of year-end, we had $706,736 in promissory notes payable to related parties, compared to $864,528 reported in the prior year.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, provides a framework for measuring it, and outlines related disclosure requirements. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 permits three valuation approaches—market, income, and cost—and classifies inputs into a three-level hierarchy. Level 1 refers to unadjusted quoted prices in active markets for identical assets or liabilities accessible at the measurement date. Level 2 includes observable inputs such as quoted prices for similar assets in active or inactive markets, or other inputs corroborated by market data. Level 3 involves unobservable inputs that are significant to the valuation and are based on internal assumptions.

The fair value of the Company’s financial instruments, which primarily consist of assets and liabilities with short-term maturities, approximates their carrying amounts as reported on the accompanying balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax basis of assets and liabilities, as well as for net operating loss and tax credit carryforwards. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized

ASC 740 also addresses uncertain tax positions. Tax benefits are recognized only if it is more likely than not that the position will be sustained upon examination. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024 and 2023, there were no unrecognized tax benefits and no accruals for interest or penalties. Management is not aware of any ongoing tax matters that would result in significant adjustments.

The United States is the Company’s only major tax jurisdiction. While the Company may be subject to review by federal and state tax authorities, no material changes to unrecognized tax benefits are expected within the next twelve months.

The Company complies with ASC 260, Earnings Per Share. Net income or loss is allocated between redeemable and non-redeemable common stock based on the weighted average number of shares outstanding. Undistributed loss is calculated as total net loss less any dividends paid. Any accretion to the redemption value of redeemable common stock is treated as a dividend to public stockholders.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 820); which enhances annual and interim segment disclosures. The Company adopted ASU 2023-07 for the year ended December 31, 2024. The Company has disclosed the title and role of the CODM, the nature of financial information reviewed by the CODM, and the basis for aggregating operating segments into a single reporting segment.

Recent Trends

Known trends, demands, commitments, events, or uncertainties that could reasonably affect the accuracy or reliability of reported financial information as an indicator of future operating results are discussed throughout this report.

Item 3. Directors and Officers

Name	Age	Position
T. Riggs Eckelberry	72	Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, and President

Ken Berenger	57	Co-Chair of the Board of Directors

Prasad Tare	50	Chief Financial Officer

James Woloszyn	49	Chief Operating Officer

Stephen Hall	48	Director (Audit Committee Chairman)

Anthony Fidaleo	66	Director (Resigned as of January 30, 2025)

Jean-Louis Kindler	62	Director

Byron Elton	70	Director

T. Riggs Eckelberry - Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, and President

Mr. Eckelberry has served as Chief Executive Officer, Chairman, Secretary, Treasurer, and President of the Company since its inception in June 2007. As a co-founder, he brings extensive experience in technology management and leadership to the Blue Technology sector.

From 2005 to 2006, as President and COO of CyberDefender Corporation, Mr. Eckelberry was instrumental in developing the Company’s product line, securing initial funding, and achieving a NASDAQ IPO. Between 2001 and 2005, he founded and led TechTransform, a technology consulting firm, where he contributed to the successful launch and turnaround of various technology companies.

In 2004, he was part of the team that commercialized YellowPages.com, culminating in its $100 million sale to SBC/BellSouth. In 2003, as General Manager of Panda Software’s U.S. unit, he established the Company as a significant player in the U.S. market. During the 1990s, Mr. Eckelberry played pivotal roles in the tech industry, contributing to the global success of the software product CleanSweep and overseeing the sale of MicroHouse Technologies to Earthweb as its Chief Operating Officer. He was also a key member of the team that facilitated the sale of venture-backed TriVida to a division of ValueClick (VCLK).

Earlier in his career, Mr. Eckelberry worked in the non-profit sector, earning a master’s license for oceangoing vessels.

As a veteran executive and one of the Company’s founders, Mr. Eckelberry’s extensive experience and strategic insights are invaluable to the board of directors.

Ken Berenger – Co-Chairman of the Board of Directors

Mr. Berenger is Co-creator of Water on Demand as the pioneering accelerator for the fast-growing treat-in-place water treatment industry. He co-founded the program in January 2022 and was recognized as a key architect of the decentralized water funding initiative. Mr. Berenger brings over 25 years of experience in banking, investment, corporate finance, and business development. Earlier in his career, he was a licensed securities representative with both NYSE and NASD firms, focusing on public listings for small and microcap companies. He has also held corporate officer roles in public companies, contributing to capital formation and business growth in sectors including FDA-approved technologies and traumatic brain injury treatment. In January 2022, Mr. Berenger was recognized as co-creator of the breakthrough water asset investment program, Water On Demand™, and received a promotion to Executive Vice President at OriginClear. He has over twenty-five years of experience in banking, investment, consulting, sales force training, and corporate finance. His experience ranges from public markets, private debt and equity to consumer debt counseling and resolution, and real estate financing—working extensively with distressed homeowners and legal professionals during the foreclosure crisis of 2008. Mr. Berenger recently earned an Emeritus Credential in Fintech Revolution: Transformative Financial Services and Strategies from the Wharton School of the University of Pennsylvania.

Prasad Tare – Chief Financial Officer

Mr. Tare was appointed Chief Financial Officer in June 2021. He brings over 15 years of experience in public accounting, financial reporting, and risk and internal controls advisory services. His expertise includes conducting company-wide risk assessments to enhance focus on critical areas and improving the efficiency and effectiveness of audit activities.

Mr. Tare began his career at PwC India, where he was part of the financial statement assurance teams for various multinational companies. In 2004, he transitioned to the United States, working with top regional and national public accounting and consulting firms. His experience includes leading external audit engagements for prominent public companies such as Steve Madden, The United Retail Group, and Double-Take Software.

James Woloszyn – Chief Operating Officer

Mr. James is an experienced operations executive with a track record of leading large-scale business transformations across multiple industries. He has held senior leadership roles at global corporations, including Boeing, HP, HPE and Northwestern Mutual, where he specialized in optimizing operations, implementing best practices, and driving financial and strategic growth.

Before joining Water on Demand in January 2025, James served as President and General Manager of Blackbird Vineyards, where he led a successful turnaround, improving profitability, increasing revenue, and restructuring activities for long-term stability. He also held the role of Vice President, HR Strategy, Finance, and Organizational Excellent at Northwestern Mutual, where he developed enterprise-wide strategies and operational frameworks to enhance efficient and performance.

James holds a Bachelor of Science degree in Genetics and Advanced Biology from the University of Witwatersand. He also completed studies in Business Administration at the Segal School of Business, Simon Fraser University from 20025 to 2008 and earned a Diploma in Management in Advanced Technology from Simon Fraser University in 2003.

Anthony Fidaleo – Director

Mr. Fidaleo served as a director from June 2012 through January 30, 2025. He has operated his own accounting and consulting practice since 1992, primarily serving as acting CFO or senior consultant for public companies ranging from startups to Fortune 500s. From 2005 to 2009, he was CFO, COO, Executive VP, and a board member of iMedia International, Inc., a publicly traded interactive content company. Previously, he spent a decade in public accounting (1982–1992), primarily with BDO Seidman, LLP, where he was a senior audit manager. Mr. Fidaleo is a California CPA (inactive) and holds a B.S. in Accounting from California State University, Long Beach. His extensive accounting and financial background supported his role on our board. Mr. Fidaleo was succeeded by Stephen Hall as of January 30, 2025.

Stephen Hall – Director & Audit Committee Chairman

Mr. Hall was appointed as a Director and Chairman of the Audit Committee on January 30, 2025, replacing Anthony Fidaleo. He brings over 30 years of experience from Robert Hall & Associates, a California-based tax accounting firm, where he serves as CEO and Board Member. He has advised more than 2,500 companies and 7,500 families. Mr. Hall also coaches aspiring fund managers through Fund Launch Partners’ Black Card Program and is a Strategic Advisor and Co-Founder of ORock Technologies, a government cloud services provider. He has worked with startups in tech, real estate, and food sectors, and sourced early-stage deals with the Pasadena Angels. His expertise spans tax strategy, financial planning, risk management, real estate, private equity, and M&A. He holds a B.S. in Marketing and Management Consulting from USC and has been an IRS Enrolled Agent since 2001.

Jean-Louis Kindler – Director

Mr. (“JL”) Kindler has served as our director since December 2013. As President of OriginClear Technologies, he led the commercialization of OriginClear’s breakthrough water treatment technology. Since 2019, he has been the CEO of Clean Energy Enterprises Inc., established to commercialize the Blue Tower biomass-to-hydrogen system he helped develop two decades ago in Japan. Mr. Kindler is a veteran of 25 years as both a top executive and engineer in environmental technologies. Before OriginClear, JL was co-founder and Chief Technology Officer of Ennesys, the Company’s French joint venture, where he designed its patent-pending waste-to-energy system. Earlier, as founding CEO of MHS Equipment, a French nanotechnologies equipment manufacturing firm (42 M€, 360 employees in 2008), he led the development of a breakthrough fuel cell process. And earlier still, his twenty-year career in Japan gave him unique insight into fast-growing Asian markets. There, as principal of technology incubator Pacific Junction, JL completed various assignments. These included technology sourcing for the French industrial group GEC-Altshom, building the first commercial unit of the Blue Tower (to which he has recently returned in its now-fourth generation), and market development for a fluid mixing technology that helped inspire early OriginClear inventions. Mr. Kindler holds a Master’s in Economics and Public Policy from the Institute of Political Science in Lyon, France, and an MBA in International Management in Paris. Mr. Kindler’s executive and management experience, and past involvement in the Company’s technology and operations, qualifies him to serve as a member of our board of directors.

Byron Elton – Director

Mr. Elton has served as our director since January 2014. Mr. Elton is an experienced media and marketing executive with a proven record in pioneering new business development strategies and building top-flight marketing organizations. Since June 2018, he has been President of Elton Enterprises, Inc., which is involved in the wellness, fitness and health sector. Elton is currently opening six StretchLab Studios in the Los Angeles and Seattle markets (stretchlab.com). He is a co-founder since June 2017 of Pardue Associates, operating monsho, a brand-centric, creative communications agency focused on delivering results. From 2013 to 2017, Mr. Elton was a partner of Clear Search, an executive search firm. Prior to that, from 2009 until 2013, Mr. Elton served as President and Chief Executive Officer of Carbon Sciences, Inc. (“Carbon Sciences”) (OTCBB: CABN) and has served as Chairman of Carbon Sciences since March 2009. Carbon Sciences is an early-stage company developing a technology to convert earth destroying carbon dioxide into a useful form that will not contribute to greenhouse gas. Mr. Elton previously served as Senior Vice President of Sales for Univision Online from 2007 to 2008. Mr. Elton also served for eight years as an executive at AOL Media Networks from 2000 to 2007, where his assignments included Regional Vice President of Sales for AOL and Senior Vice President of E-Commerce for AOL Canada. His broadcast media experience includes leading the ABC affiliate in Santa Barbara, California in 1995 to 2000 and the CBS affiliate in Monterrey, California, from 1998 to 1999, in addition to serving as President of the Alaskan Television Network from 1995 to 1999. Mr. Elton studied Advertising and Marketing Communications at Brigham Young University. Mr. Elton’s executive and management experience qualifies him to serve as a member of our board of directors.

Composition of our Board of Directors

Our board of directors is composed of three members, two of whom qualify as independent under applicable standards. In accordance with our Bylaws, each director serves until their successor is elected and qualified. The board has the sole authority to fill vacancies resulting from an increase in board size or the resignation, removal, or death of a director.

In evaluating director qualifications, the board considers each individual’s background, expertise, and how their experience supports the board’s oversight responsibilities. We believe our directors bring a balanced mix of skills and knowledge aligned with the Company’s operational and strategic needs.

Communications with the Board

Stockholders or other interested persons may send written communications to the members of our board of directors, addressed to Board of Directors, c/o 2506 North Clark St. #235, Chicago, IL 60614. All communications received in this manner will be delivered to one or more members of our board of directors.

Executive Compensation

The following table summarizes the compensation paid by OCLN on behalf of WODI to, Chief Executive Officer, Chief Financial Officer, for the fiscal years ended December 31, 2023 and 2024. These individuals are collectively referred to as our “named executive officers.”

		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
T. Riggs Eckelberry,	2024	420,000	0			-	-	0	420,000
Chairman of the Board, Secretary & Treasurer, President and CEO	2023	370,000	50,000			-	-	3,000	420,000

Prasad Tare,	2024	180,000	0			-	-	0	180,000
Chief Financial Officer	2023	180,000	18,750			-	-	3,000	201,750

Outstanding Equity Awards at 2024 Fiscal Year-End

There were no stock options outstanding as of December 31, 2024.

Employment Agreements

WODI currently does not have an employment agreement with either of its named executive officers.

Employee Benefit Plans

Other than the WODI Equity Incentive Plan, WODI does have a company health plan for our employees.

Compensation of Directors

Currently, WODI does not provide monetary compensation to its directors for their service on the board of directors. As of December 31, 2024, the directors have been granted an aggregate of 1,126,308 restricted stock awards. In the future, the Company may consider adopting a non-employee director compensation program, which could include an annual cash retainer, meeting fees, and/or additional equity-based awards.

Key Man Insurance

We do not maintain key man life insurance policies on any of our officers or directors.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding the beneficial ownership of WODI Common Stock as of December 31, 2024. It includes (i) each person known by WODI to beneficially own more than 5% of WODI Common Stock and (ii) each of WODI’s current executive officers and directors.

			Percentage of
	Shares		Shares
	Beneficially		Beneficially
	Owned		Owned(2)
Name of Beneficial Owner
Directors and Named Executive Officers (1):
T. Riggs Eckelberry	1,100,000	(3)	7.5%
Kenneth Berenger	650,000	(3)	4.43%
Prasad Tare	200,000	(3)	1.36%
Tomas Marchesello	50,000	(3)	0.34%
Jean-Louis Kindler	8,769	(3)	0.06%
Byron Elton	8,769	(3)	0.06%
Anthony Fidaleo	8,769	(3)	0.06%
5% Holders
OriginClear, Inc.	12,171,067		82.96%

(1)	The address for each of the officers and directors is 13575 58th Street North, Suite 200, Clearwater FL 33760
(2)	Based upon 17,458,192 shares on a fully diluted basis (including stock grants and warrants)
(3)	Includes current holdings plus shares to be issued upon vesting of restricted stock grants.

Item 5. Interest of Management and Others in Certain Transactions

Related-Party Transactions

During the fiscal year ended December 31, 2024, the Company engaged in transactions with OCLN, its majority shareholder, in the ordinary course of business. These transactions included operational support services, executive staffing, and administrative functions provided by OriginClear, Inc. All such related party arrangements were conducted within the scope of common control and are further described in the Common Control Transactions disclosure.

Indemnification Agreements

Our Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law, subject to certain limitations. Additionally, our Amended Certificate of Incorporation limits the personal liability of directors for monetary damages resulting from breaches of fiduciary duty.

As of the date of this filing, there is no pending litigation involving any of our directors or officers for which indemnification is being sought, nor are we aware of any such potential claims.

Policies and Procedures for Related-Person Transactions

Our board of directors recognizes that transactions involving related persons present an increased risk of conflicts of interest or improper valuation, or the perception thereof. Prior to the closing of this offering, the board will adopt a written policy governing related-person transactions, consistent with the standards applicable to issuers with publicly held common stock listed on a national exchange.

Under this policy, any related-person transaction, including any material amendment or modification, must be reviewed and approved or ratified by a committee of the board composed entirely of independent and disinterested directors, or by the disinterested members of the full board. Employment relationships or transactions involving an executive officer, along with any related compensation, must be recommended by the Compensation Committee and approved by the board of directors.

The policy further requires the board or relevant committee to consider whether approval of a transaction involving a non-employee director or nominee would affect that individual’s status as an “independent,” “outside,” or “non-employee” director under applicable SEC, OTC Markets, or Internal Revenue Code rules and regulations.

Item 7. Financial Statements

WATER ON DEMAND, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Water on Demand, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Water on Demand, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company suffered a net loss from operations and used cash in operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved especially challenging, subjective, or complex auditor judgment. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 7 to the consolidated financial statements, the Company recognizes revenue from contracts with customers in accordance with ASC 606. A significant portion of revenue is derived from equipment contracts with multiple performance obligations, including design, fabrication, and installation services. Revenue is recognized over time as performance obligations are satisfied, based on progress towards completion.

Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation and allocation of the standalone transaction prices to the performance obligations.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2020.

The Woodlands, TX

April 22, 2025

WATER ON DEMAND, INC.

CONSOLIDATED BALANCE SHEETS

(Audited)

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$386,255	$374,191
Contracts receivable, net allowance	2,503,416	1,509,504
Contract assets	1,246,080	455,102
TOTAL CURRENT ASSETS	4,135,751	2,338,797

NET PROPERTY AND EQUIPMENT	53,393	3,370

OTHER ASSETS
Security deposit	19,051	-
Right of use assets, net	580,393	-
SPAC Class B common shares purchase cost	-	400,000

TOTAL OTHER ASSETS	599,444	400,000

TOTAL ASSETS	$4,788,588	$2,742,167
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and other payable	$1,512,713	$1,335,210
Accrued expenses	3,520,899	1,103,158
Contract liabilities	4,111,797	1,346,366
Lease Liability	96,113	-
Tax liability 83(b)	13,600	13,600
Customer deposit	-	143,503
Warranty reserve	50,000	20,000
Line of credit	-	178,808
Due to related party	706,736	864,528
Loan payable, merchant cash advance	-	110,695
Convertible secured promissory note	21,363,639	16,729,089

Total Current Liabilities	31,375,497	21,844,957

Long Term Liabilities
Lease liability, non current	501,123	-
Total Long Term Liabilities	501,123	-

Total Liabilities	31,876,620	21,844,957

SHAREHOLDERS’ DEFICIT
Common stock	1,467	1,340
Additional paid in capital - Common stock	3,048,881	985,278
Accumulated deficit	(30,138,380)	(20,089,408)

TOTAL SHAREHOLDERS’ DEFICIT	(27,088,032)	(19,102,790)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,788,588	$2,742,167

The accompanying notes are an integral part of these consolidated financial statements

Water on Demand, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Audited)

	Twelve Months Ended
	December 31,
	2024	2023
Revenue	$5,532,112	$6,681,886
Cost of goods sold	4,542,998	6,055,365
Gross profit	989,114	626,521
Operating expenses
Selling and marketing expenses	333,605	182,048
General and administrative expenses	1,761,269	1,665,745
Total operating expenses	2,094,874	1,847,793
Loss from Operations	(1,105,760)	(1,221,272)

OTHER INCOME (EXPENSE)
Other income	355,975	127,448
Impairment of receivable from SPAC	(2,350,366)	(3,979,985)
Preferred stock incentive compensation	-	(576,618)
Conversion and settlement value added to note purchase agreements	(1,866,849)	(8,108,589)
Interest expense	(2,210,394)	(1,172,460)
Loss on sale of asset	(168)	-
Loss upon deconsolidation	(2,871,410)	(4,631,049)
TOTAL OTHER EXPENSE	(8,943,212)	(18,341,253)
NET LOSS	(10,048,972)	$(19,562,525)
BASIC AND DILUTED, per share	(0.74)	(1.86)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	13,559,078	10,516,531

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Audited)

	Preferred stock		Common stock			Accumulated
	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$(588,318)	$(501,883)
Rounding		100					100
Common shares issued for Transfer of MWS assets/IP to WODI	-	-	6,000,000	600	(600)	-	-
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	545,191	54	-	-	576,563	-	576,617
Issuance of common shares for Reg A for cash	-	-	12,000	1	59,999	-	60,000
Cancellation of Reg A common and Series A and B Preferred shares	(1,546,666)	(154)	(12,000)	-	(113)	-	(267)
Common shares converted to PWT common due to Merger	-	-	(11,779,638)	(1,179)	(60,088)	61,435	168
Common shares issued to OriginClear Inc. due to Merger			12,171,067	1,217	(1,217)		-
Common shares issued to Reg A shareholders due to Merger			25,112	3	(3)		-
Common shares issued to Series A and Series B Preferred Stockholders due to Merger			1,203,038	120	(120)		-
Issuance of warrants					325,000		325,000
Net loss	-	-	-	-	-	(19,562,525)	(19,562,525)
Balance at December 31, 2023	-	$-	13,399,217	$1,340	$985,278	$(20,089,408)	$(19,102,790)

	Preferred stock		Common stock			Accumulated
	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance at December 31, 2023	-	$-	13,399,217	$1,340	$985,278	$(20,089,408)	$(19,102,790)
Common stock issued through a Reg D to investors for cash			1,271,934	127	1,262,373		1,262,500
Issuance of warrants					801,230		801,230
Net loss						(10,048,972)	(10,048,972)
Balance at December 31, 2024	-	$-	14,671,151	$1,467	$3,048,881	$(30,138,380)	$(27,088,032)

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Twelve Months Ended
	December 31,	December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(10,048,972)	$(19,562,525)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	55,113	4,016
Preferred stock incentive compensation expense	-	576,618
Debt discount recognized as interest expense	-	59,900
Impairment of receivable from SPAC	2,350,366	3,979,985
Loss on conversion and settlement value of notes	1,866,849	8,108,589
Impairment of SPAC common stock	400,000	-
Loss upon deconsolidation	2,871,410	4,631,049
Change in Assets (Increase) Decrease in:
Contracts receivable	(993,912)	969,619
Contract asset	(790,978)	1,024,389
Right of use asset	46,681	-
Security deposit	(19,051)	-
Loan receivable, related party	(2,976,545)	(3,353,351)
Change in Liabilities Increase (Decrease) in:
Accounts payable	177,502	(1,658,379)
Lease Liability	(29,838)	-
Accrued interest on convertible promissory notes	1,973,308	1,032,123
Accrued expenses	444,433	28,517
Customer Deposit	(143,503)	-
Warranty Reserve	30,000	-
Tax liability 83(b)	-	(2,000)
Loan payable, related party	(157,792)	-
Contract liabilities	2,765,431	413,908
NET CASH USED IN OPERATING ACTIVITIES	(2,179,498)	(3,747,544)

CASH FLOWS USED FROM INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(2,350,366)	(3,979,985)

NET CASH USED IN INVESTING ACTIVITIES	(2,350,366)	(3,979,985)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	-	345,875
Payments on line of credit	(178,808)	(167,067)
Proceeds from loans, merchant cash advance	-	90,000
Payments on loans, merchant cash advance	(110,695)	(39,205)
Proceeds from convertible notes	2,767,701	6,923,000
Proceeds from issuance of common stock	-	60,000
Common stock issued for Reg D cash	1,262,500	-
Proceeds from issuance of warrants	801,230	325,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,541,928	7,537,603

NET INCREASE (DECREASE) IN CASH	12,064	(189,927)
CASH BEGINNING OF YEAR	374,191	564,118
CASH END OF YEAR	$386,255	$374,191

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$85,120	$50,437
Taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
Issuance of common stock to WODI shareholders	$-	$61,435
Redemptions of preferred stock for promissory notes	$-	$350,000
Adoption of ASC 842	627,074	-

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

(Audited)

1.	Organization and line of business

Organization

WODI was incorporated in Nevada on April 22, 2022, as a subsidiary of OriginClear, Inc. WODI is developing an outsourced water treatment business, Water On Demand (“WOD”), which offers businesses water treatment services on a per-gallon basis through a Design-Build-Own-Operate (“DBOO”) model. The Company collaborates with regional water service providers to finance, build, and operate water treatment systems.

On November 16, 2022, WODI filed a Form 1-A Offering Circular under Regulation A to allow direct investment in the Company, with a minimum investment of $1,000. In December 2022, WODI acquired 100% membership interest in Fortune Rise Sponsor, LLC, the sponsor of Fortune Rise Acquisition Corporation (“FRLA”), a blank-check company, for $1,137,267. This acquisition included 2,343,750 shares of Class B common stock in FRLA, which can convert to Class A shares.

In January 2023, WODI signed a non-binding Letter of Intent (“LOI”) with FRLA for a potential business combination. The agreement was updated in September 2023 to designate the newly merged WODI/PWT entity as the acquisition target. On October 24, 2023, WODI and FRLA entered into a definitive Business Combination Agreement (“BCA”). To support the combination process, WODI funded extensions of FRLA’s merger timeline to November 5, 2024.

In April 2023, WODI acquired MWS business in exchange for 6,000,000 shares of WODI common stock. The transaction included licenses, intellectual property, and contracts and was recorded as a common control reorganization.

In September 2023, WODI merged with Progressive Water Treatment, Inc. (“PWT”), which became the surviving entity and was renamed Water On Demand, Inc. This merger was also treated as a common control transaction and recorded at historical cost.

On December 12, 2024, FRLA and WODI terminated the BCA.

WODI now comprises three operating units: MWS, PWT, and WOD. MWS focuses on prefabricated water treatment solutions, PWT provides custom-engineered water systems, and WOD is a development-stage business implementing the DBOO model. The Parent Company continues to provide management support and services to WODI while initiating acquisition discussions to enhance enterprise value.

Basis of presentation

The accompanying consolidated financial statements of WODI have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of WODI and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

WODI is a wholly owned subsidiary of OCLN. These financial statements reflect only the financial position, results of operations, and cash flows of WODI and its subsidiaries. All expenses presented are directly incurred by WODI or its subsidiaries; no allocations from the Parent Company are included

For additional context regarding the consolidated operations of the Parent Company, refer to OCLN’s FORM 10-K for the year ended December 31, 2024.

Line of business

With the support of its Parent Company, WODI is developing WOD, an outsourced water treatment business offering private businesses the ability to pay for water treatment and purification services on a per-gallon basis. This approach, known as DBOO, involves collaborating with regional water service companies to finance, build, and operate water treatment systems.

As WOD remains in early-stage development, the Parent Company combined its MWS division and its wholly owned subsidiary, PWT, into WODI. Due to its established operating history, PWT became the primary corporate entity and was renamed Water On Demand, Inc. The Parent Company’s in-house business unit, MWS, was also absorbed into PWT.

Currently, WODI operates as a consolidated entity with three divisions: MWS, PWT, and WOD, the latter of which is a development-stage business. The Parent Company continues to support WODI’s initiatives by providing management services.

Going concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others, raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the years ended December 31, 2024, and 2023 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the periods ended December 31, 2024, and 2023, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of WODI and its wholly owned subsidiaries, including PWT and MWS. All intercompany balances and transactions have been eliminated in consolidation.

WODI is a wholly owned subsidiary of OCLN and is included in the consolidated financial statements of OCLN. These financial statements reflect only the consolidated operations of WODI and its subsidiaries for the years ended December 31, 2024 and 2023, and have been prepared in accordance with Accounting Standards Codification (ASC) 810, Consolidation.

Cash and cash equivalents

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant estimates include impairment and valuation of long-lived assets, revenue recognition on percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and conversion features, fair value of investments, non-cash stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical data and reasonable assumptions. Actual results may differ under different conditions.

Net earnings (loss) per share

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the years ended December 31, 2024, and 2023, WODI’s diluted loss per share equals basic loss per share because the inclusion of potential common shares would have been anti-dilutive.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer, which occurs either at a point in time or over time, depending on the nature of the performance obligations in the contract. For product sales, revenue is recognized at the time of shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. For construction contracts, revenues and related costs are recognized as performance obligations are satisfied over time. Under ASC 606, revenue and associated profit are recognized as the customer obtains control of the goods and services promised in the contract.

All project specific costs, including project management and supervisory labor, are included in contract costs. All un-allocable indirect costs and corporate general and administrative expenses, such as accounting and finance support, are not allocable to individual contracts and are instead charged to operations as incurred. If a loss on a contract is anticipated, it is recognized immediately in the period when the loss is determined. Revisions to cost and profit estimates during the course of a contract are reflected in the accounting period in which the facts supporting such revisions become known. These adjustments may arise from changes in job performance, job conditions, estimated profitability, contract penalty provisions, or final contract settlements.

Contract receivables are recorded for amounts currently due based on progress billings, as well as retention amounts collectible upon completion of the contract. Accounts payable to material suppliers and subcontractors are recorded for amounts currently due based on work completed or materials received, including retention amounts payable upon contract completion. General and administrative expenses are charged to operations as incurred and are not allocated to contract costs.

Contract receivables

The Company bills customers progressively based on milestones or stages of completion in accordance with the terms of its contracts. Credit is extended to customers following a financial evaluation, and collateral is not typically required.

The Company evaluates contract receivables monthly and maintains an allowance for doubtful accounts based on a combination of factors, including the age of receivables, customer creditworthiness, historical collection experience, and specific collection risks. An allowance is recorded when management determines that collection of the full amount is unlikely.

As of December 31, 2024 and 2023, the allowance for doubtful accounts was $0 and $379,335, respectively. The net contract receivable balance was $2,503,416 as of December 31, 2024, and $1,509,504 as of December 31, 2023.

Indefinite lived intangibles and goodwill assets

WODI accounts for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. The total purchase price is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the acquisition date. Adjustments to these allocations may occur within one year of the acquisition date as additional information becomes available regarding asset valuations, assumed liabilities, and other estimates. Any excess purchase price over the fair value of net assets acquired is recorded as goodwill.

WODI tests indefinite-lived intangibles and goodwill for impairment annually in the fourth quarter or more frequently if events or circumstances indicate potential impairment. A qualitative assessment was performed as of December 31, 2024, and 2023, and no impairment of indefinite-lived intangibles or goodwill was identified.

Promissory notes

WODI and its Parent Company, OCLN, provided funding to FRLA, a SPAC, to cover operating and extension expenses during 2023. In exchange, WODI received unsecured, non-interest-bearing promissory notes (the “SPAC Notes”) totaling $4,029,985 as of December 31, 2024.

The SPAC Notes were payable, subject to the waiver of FRLA trust provisions, upon the earlier of (i) the consummation of FRLA’s initial business combination or (ii) FRLA’s liquidation. FRLA had the right to prepay the notes at any time.

During the year ended December 31, 2024, WODI recorded an impairment charge of $2,350,366 related to the SPAC Notes, in addition to the $3,979,985 impairment recorded in 2023. As of December 31, 2024, the full value of the SPAC Notes has been impaired, and no amount is reflected as an asset on the consolidated balance sheet.

Impairment of receivable

WODI and its Parent Company advanced funds totaling $4,029,985 to FRLA in 2023, which were recorded as unsecured, non-interest-bearing promissory notes. These amounts were recorded as receivables on the consolidated balance sheet as of December 31, 2023.

During the years ended December 31, 2023 and 2024, WODI recorded impairment charges of $1,679,619 and $2,350,366, respectively, reflecting management’s conclusion that it was probable the amounts would not be recovered. The full value of the receivable has been impaired due to uncertainty regarding FRLA’s ability to repay the amounts advanced, including its announcement of intent to liquidate following the termination of the proposed business combination with WODI in December 2024.

As of December 31, 2024, the balance of SPAC-related receivable is fully impaired and on value is reflected on the consolidated balance sheet.

Impairment analysis for Class B Common Founder Shares at December 31, 2024 and 2023

As of December 31, 2024, WODI had advanced a total of $4,029,985 to FRLA to fund operating and extension expenses, in exchange for unsecured, non-interest-bearing promissory notes. On December 12, 2024, WODI and FRLA mutually agreed to terminate their Business Combination Agreement due to ongoing delays in the registration process. Following this termination, FRLA announced its intent to liquidate. As a result, WODI determined that recovery of the remaining SPAC notes was no longer probable and recorded a further impairment expense of $2,350,366, which is reflected in Impairment of receivable from SPAC in the consolidated statement of operations for the year ended December 31, 2024. The remaining balance had previously been impaired in 2023.

Separately, WODI recorded an investment in Class B Sponsor Founder Shares of FRLA totaling $400,000 as of December 31, 2023, classified within Other assets. Due to FRLA’s announced liquidation and the resulting lack of recoverable value, WODI recognized a full impairment of the Class B Shares during 2024, which is reflected in the consolidated statements of cash flows under Impairment of common stock.

An independent valuation firm engaged by the Parent Company evaluated the fair value of the Class B Sponsor Founder Shares of FRLA as of December 31, 2023. Based on the valuation procedures performed, including Monte Carlo simulation modeling and analysis of potential outcomes and transfer restrictions, the firm concluded that the Class B Sponsor Founder Shares were not impaired as of either valuation date.

Recording of membership interest

As of December 31, 2023, WODI recorded the purchase of Class B Sponsor Founder Shares of FRLA at a cost of $400,000. This amount was recorded at the lower of cost or market value and reported as other assets on the consolidated balance sheet.

During the year ended December 31, 2024, the business combination agreement between WODI and FRLA was mutually terminated, and FRLA subsequently announced its intention to liquidate. As a result, WODI determined that the Class B Founder Shares no longer held any recoverable value and recorded a full impairment of $400,000. The investment is no longer reflected on the balance sheet as of December 31, 2024.

Segment reporting

WODI has identified its operating units based on the internal organizational structure used by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance. The Company operates through three internal divisions: MWS, which designs, manufactures, and installs water treatment systems; PWT, which delivers custom-engineered solutions for industrial and municipal clients; and WOD, a development-stage division focused on providing decentralized water treatment services under a DBOO model.

Although these divisions have distinct operational focuses, they share similar economic characteristics, products, services, and customer bases. The CODM, who is the Company’s Chief Executive Officer, reviews financial information on a consolidated basis when making operating decisions. Accordingly, WODI has determined that it operates as a single reportable segment in accordance with ASC 280, Segment Reporting

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 820); which enhances annual and interim segment disclosures. The Company adopted ASU 2023-07 for the year ended December 31, 2024. The Company has disclosed the title and role of the CODM, the nature of financial information reviewed by the CODM, and the basis for aggregating operating segments into a single reporting segment.

3.	Leases

The Company leases a production facility at 5225 W Houston Sherman, Texas, under a non-cancelable operating lease classified in accordance with ASC 842, Leases. The lease commenced on July 1, 2024, with a 61-month term. Under a Triple Net (NNN) arrangement, the Company is responsible for property taxes, insurance and maintenance costs.

Right-of-Use (ROU) Asset and Lease Liability

At lease commencement, the Company recorded a ROU asset and corresponding lease liability, both measured at the present value of lease payments over the lease term, discounted at an incremental borrowing rate of 11.84%.

The ROU asset is amortized on a straight-line basis over the lease term, while the lease liability is reduced using the effective interest method, with each lease payment allocated between interest expense and principal reduction.

Lease balances as of December 31, 2024

The components of lease-related assets and liabilities as of December 31, 2024:

Description	Amount
Right of Use Asset, net	$580,393
Lease liability - current portion	96,113
Lease liability - non-current portion	501,123
Total lease liability	$597,236

Lease Expense

For the year ended December 31, 2024, the Company recognized lease-related expenses in COGS, as the leased facility is directly related to production:

●	Amortization of ROU Asset $46,681

●	Interest expense on Lease Liability $36,724

Future Minimum Lease Payments

Future minimum lease payments as of December 31, 2024, are as follows:

Period	Amount
Year 1	$161,791
Year 2	166,602
Year 3	171,465
Year 4	176,666
Year 5 and thereafter	104,867
Total Lease Payments	$781,391
Less: Present Value Discount	(184,155)
Total Lease Liability	$597,236

Other Lease Disclosures

The Company has no significant options to extend or terminate the lease beyond its contractual terms. The lease agreement does not include any purchase options or residual value guarantees.

4.	Equity

Preferred Stock

On April 22, 2022, WODI authorized 50,000,000 shares of preferred stock with a par value of $0.0001 per share. On October 13, 2022, the Company designated 1,000,000 shares as Series A Preferred Stock, which were reserved for issuance to holders of the Parent Company’s Series Y preferred stock on a 500:1 basis.

The Series A Preferred Stock did not carry voting rights or dividend preferences and was convertible into common stock at a 50:1 ratio or such other ratio as determined by the Board of Directors. Conversion was subject to a dilution floor, designed to ensure Series A holders would receive no less than 10% of WODI’s fully diluted common stock, proportionally adjusted to reflect actual Series Y investor participation.

On November 7, 2022, the Company effected a 20-for-1 reverse stock split, applying to both common and preferred stock.

During the year ended December 31, 2023, WODI issued 6,791 shares of Series A Preferred Stock to Series Y investors. These preferred shares were subsequently converted to common stock in connection with the business combination completed with Progressive Water Treatment (PWT) and Modular Water Systems (MWS) on September 21, 2023. As part of the transaction, all Series A and Series B preferred shares were canceled and exchanged for common stock.

As of December 31, 2024, there were no shares of preferred stock issued or outstanding.

Common stock

As of December 31, 2024, the Company had 14,671,151 shares of common stock issued and outstanding. Common stock has a par value of $0.0001 per share.

Preferred stock incentive valuation

During the nine months ended September 30, 2023, WODI issued a total of 6,791 shares of Series A Preferred Stock to certain holders of the Parent Company’s Series Y Preferred Stock. These issuances were accounted for as equity-based compensation in accordance with ASC 718.

The fair value of the Series A Preferred Stock was determined with the assistance of an independent valuation firm using a Probability Weighted Expected Return Methodology (PWERM). This method incorporated a Discounted Cash Flow (DCF) analysis and considered multiple settlement scenarios, including a successful business combination with the SPAC and a no-merger outcome.

Valuation inputs included the estimated SPAC offer terms, the market value of WODI’s business based on the Reg A offering and internal projections, the expected timing of settlement events, and the number of outstanding Series Y shares and convertible instruments.

The preferred shares were issued across multiple valuation dates, with the following per-share fair values:

Valuation Date	Fair Value of shares
12/28/2022	$56.68
02/08/2023	$106.67
06/15/2023	$266.73
08/21/2023	$54.58

The total fair value of the shares issued was $382,793, which was recognized as stock-based compensation expense in the consolidated financial statements for the year ended December 31, 2023.

Series B Preferred Stock

On April 28, 2023, WODI designated 1,000,000 shares of its authorized preferred stock as Series B Preferred Stock, with a par value of $0.0001 per share and an initial issuance value of $5.00 per share. These shares were reserved for issuance to holders of the Parent Company’s Series X Preferred Stock and for other purposes at the discretion of WODI’s Board of Directors.

The Series B Preferred Stock did not carry dividend or voting rights prior to conversion. Each share was convertible into common stock in accordance with the terms outlined in the Series B Certificate of Designation. The conversion terms included a dilution floor, ensuring that the converted shares would represent no less than 2.5% of the fully diluted authorized common stock, adjusted based on the total number of Series B shares issued. The structure anticipated a total issuance of $5,000,000 in Series B shares.

During the year ended December 31, 2023, WODI issued 538,400 shares of Series B Preferred Stock to holders of the Parent Company’s Series X Preferred Shares and WODI Note Purchase Agreements. Following WODI’s merger with PWT on September 21, 2023, all Series B Preferred Shares were fully converted to common stock.

As of December 31, 2024, there were no shares of Series B Preferred Stock issued and outstanding.

Valuation of Series B Preferred Stock

The Series B Preferred Shares issued during 2023 were valued with the assistance of an independent valuation firm using a PWERM, supported by a DCF analysis. The valuation considered two potential settlement outcomes: a successful merger with the SPAC, and a no-merger scenario

Key assumptions included the estimated SPAC offer value based on management’s negotiated terms at the time of issuance, the base value of WODI supported by market analysis from the Reg A offering and adjusted for the contributed MWS assets and merger with PWT, and the expected timing of settlement and conversion events. The analysis also considered the anticipated capitalization structure, including the projected issuance of Series Y Preferred Shares and convertible debt as of the applicable valuation dates.

Based on this analysis, the fair value of Series B Preferred Shares was determined to be $0.36 per share as of June 27, 2023, and $0.37 per share as of August 21, 2023

During the year ended December 31, 2023, the Company issued 538,400 shares of Series B Preferred Stock. The total fair value of these issuances was $193,824, which was recognized as preferred stock incentive compensation expense in the consolidated financial statements for the year ended December 31, 2023.

Based on this analysis, the fair value of Series B preferred shares was determined as follows:

Valuation Date	Fair Value of shares
06/27/2023	$0.36
08/21/2023	$0.37

For the year ended December 31, 2023, Series B Preferred Shares granted in Q2 and Q3 were valued at $0.36 and $0.37 per share, respectively, resulting in an aggregate expense of $193,824, recorded as Preferred stock incentive compensation in the consolidated financial statements.

Series C Preferred Stock

On October 13, 2022, the Board of Directors authorized the issuance of 1,000,000 shares of Series C Preferred Stock, with a par value of $0.0001 per share, to the Chief Executive Officer of the Parent Company in connection with his continued service. The Series C Preferred Stock carried no dividend, conversion, or liquidation rights.

The holder of Series C Preferred Stock was entitled to vote with common shareholders on an as-converted basis and was granted voting power equal to 51% of the total outstanding voting shares of the Company, for so long as any Series C Preferred Shares remained outstanding. Without the affirmative vote of the Series C holder, WODI could not alter the rights of the Series C Preferred Stock, amend its governing documents in a manner affecting those rights, increase the number of authorized Series C shares, or enter into agreements with similar effect.

As part of the merger agreement between WODI and PWT on September 21, 2023, all outstanding Series C Preferred Shares were cancelled. As of December 31, 2023, there were no Series C Preferred Shares outstanding.

WODI Common Stock

On February 17, 2023, the SEC qualified WODI’s Regulation A Offering Circular for the sale of common stock to the public. The purpose of the offering was to raise capital to support WODI’s water project development initiatives. The Parent Company announced the launch of a limited preview of the offering on March 9, 2023.

As of June 26, 2023, OCLN suspended the Regulation A offering (the “Termination Date”). By the Termination Date, WODI had issued 12,000 shares of common stock for total proceeds of $60,000

On September 21, 2023, WODI completed a business combination with PWT. In connection with the merger, 8,151 shares of Series A Preferred Stock were converted into 509,482 shares of WODI common stock, and 538,400 shares of Series B Preferred Stock were converted into 637,000 shares of WODI common stock. In total, 1,146,482 shares of common stock were issued in exchange for the converted Series A and B Preferred Stock.

Pursuant to the Merger Agreement, the 12,000 Regulation A common shares and the 1,146,482 shares issued upon preferred stock conversion were exchanged for a total of 1,228,150 shares of PWT common stock.

PWT Common Stock

On September 19, 2023, PWT implemented an equity restructuring plan that included a 1,000-for-1 forward stock split of its common stock. Following this stock split and prior to the issuance of shares related to the merger with WODI, PWT had 10,000,000 shares of common stock issued and outstanding.

On September 21, 2023, WODI merged with PWT. In connection with the merger agreement, PWT issued 12,171,067 shares of common stock to OCLN. An additional 25,112 shares were issued to WODI common shareholders who had participated in the Regulation A offering, which included make-good shares. Former WODI Series A Preferred Stockholders received 518,322 shares of PWT common stock, and former WODI Series B Preferred Stockholders received 684,716 shares. These amounts also included make-good shares where applicable.

The total number of PWT common shares issued as part of the WODI merger was 1,228,150, which reconciles with the full conversion of WODI equity. Additional shares were issued throughout the remainder of 2023 and during 2024, including 1,271,934 common shares issued in a Regulation D offering during 2024.

As of December 31, 2024, PWT had 14,671,151 shares of common stock issued and outstanding. The total cash proceeds received through the issuance of common stock during the Regulation D offering was $1,262,500.

5.	Restricted stock grants and warrants

Restricted Stock to WODI Board, Employees and Consultants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (WODI RSGAs) with Board members, employees, and consultants to incentivize management, improve WODI’s economic performance, and enhance its overall value. The WODI RSGAs allow for the issuance of up to 15,550,000 shares of WODI common stock, contingent upon the achievement of specific milestones and vesting requirements.

Under the WODI RSGAs, restricted shares may become fully vested and no longer subject to forfeiture upon achieving defined milestones. If WODI shares are uplisted to a national securities exchange, 25% of the restricted shares will vest upon uplisting, with an additional 6.25% vesting every three months thereafter. Vesting is subject to trading volume limitations, calculated as the greater of 1% of the outstanding common stock as reported in WODI’s most recent SEC filing or the average weekly trading volume on a national securities exchange over the preceding four calendar weeks. If WODI shares are delisted and quoted on an over-the-counter market, similar trading volume limitations will apply.

If WODI does not achieve a national exchange listing within three years of the RSGAs’ effective date, vesting will occur at 25% on the three-year anniversary of the effective date, with an additional 6.25% vesting every three months thereafter.

As of September 21, 2023, pursuant to the Merger Plan Agreement, the total issuable shares under the WODI RSGAs were converted from 15,550,000 to 3,069,100 shares using a conversion ratio of 0.19737. Subsequently, on October 23, 2023, certain WODI RSGAs were canceled, and new agreements were issued. As of December 31, 2024, the total number of issuable shares under the WODI RSGAs was reduced to 2,508,186.

During the year ended December 31, 2024, no restricted shares vested, and no costs associated with the milestones were recognized, as the achievement of milestones and vesting criteria was not deemed probable.

Warrants

During the year ended December 31, 2024, WODI issued 1,087,869 warrants in connection with the financing activities for total cash proceeds of $801.230. All warrants remained outstanding as of year-end.

6.	Convertible Promissory Notes

During the year ended December 31, 2024, WODI raised an additional $2,767,701 in capital through the issuance of convertible secured promissory notes. These notes were issued under an existing note purchase agreements and provided funding for general operations. The notes bear interest at 10% per annum and are convertible into WODI common stock upon the occurrence of certain defined events.

During the year ended December 31, 2024, WODI entered into settlement, redemption, and conversion agreements with certain noteholders, resulting in the redemption of 224,196,748 shares of the Parent Company’s common stock. The fair value of the redeemed shares, based on closing prices on the respective agreement dates, was added to the carrying value of the WODI notes. In accordance with ASC 470-20, the fair value of the shares redeemed was recognized as a loss on conversion and settlement, totaling $1,866,849, which is included in Other expense in the consolidated statement of operations.

As of December 31, 2024 and 2023, the total outstanding balance of convertible secured promissory notes was $21,363,639 and $16,729,089, respectively.

The conversion feature of the notes is contingent on the completion of a qualified merger event. As of December 31, 2024, no such triggering event occurred, as the proposed business combination with FRLA was terminated in December 2024. Accordingly, the contingent conversion feature was not recognized in the 2024 or 2023 financial statements.

Under the terms of the original note agreements, certain WODI investors who were also shareholders of OCLN were granted the right to redeem their OCLN common shares as part of their continued investment in WODI. This redemption feature was included as an investor incentive to support WODI’s financing efforts.

7.	Revenue from contracts with customers

Equipment Contracts

Revenue from equipment contracts is recognized over time as performance obligations are satisfied, in accordance with ASC 606. The Company recognizes revenue and associated profit as control of goods and services is transferred to the customer. Indirect costs and general and administrative expenses are charged to operations as incurred. When a loss on a contract is anticipated, it is recognized immediately in the period the loss becomes known.

For the years ended December 31, 2024 and 2023, total revenue from contracts with customers was $5,532,112 and $6,681,886, respectively. The decrease in revenue from 2023 to 2024 reflects a reduction in contract volume and fewer new projects initiated during the period.

Contract assets represent revenue recognized on contracts in excess of amounts billed, while contract liabilities represent billings in excess of revenue recognized. These balances are classified as current assets and current liabilities, respectively, as they are expected to be settled within the normal operating cycle.

As of December 31, 2024, contract assets totaled $1,246,080 and contract liabilities totaled $4,111,797. As of December 31, 2023, contract assets were $455,102 and contract liabilities were $1,346,366.

The following table disaggregates revenue recognized from contracts with customers by major product line for the years ending December 31:

	Twelve Months Ended December 31,
	2024	2023
Equipment Contracts	$2,946,982	$4,036,326
Component Sales	1,253,883	980,895
Pump Stations	1,068,755	607,790
Waste Water Treatment Systems	154,262	950,775
Services Sales	99,230	95,750
Commission & Training	9,000	10,350
	$5,532,112	$6,681,886

8.	Employee retention tax credit

During the year ended December 31, 2023, the Company’s subsidiary, Progressive Water Treatment, applied for and received an aggregate of $127,448 under the Employee Retention Tax Credit (ERTC) provisions of the CARES Act. This amount was recognized as other income in the consolidated financial statements.

9.	Commitments and Contingencies

Facility Rental

The Company leases a production facility at 5225 W. Houston, Sherman, Texas, under a non-cancelable operating lease classified in accordance with ASC 842, Leases. The lease commenced on July 1, 2024. Under a Triple Net (NNN) arrangement, the Company is responsible for property taxes, insurance and maintenance., with a currently monthly rent of $13,313.

Warranty Reserve

PWT projects are generally warranted against defects in materials and workmanship for one year from the date of completion, with certain construction areas and materials having extended guarantees. Based on historical experience, known risks related to critical components, and management’s assessment, the Company recorded a warranty reserve of $50,000 as of December 31, 2024. This reserve reflects potential liabilities related to high-value components (pumps, RO membranes, and EDI modules). Management believes this reserve is adequate to cover probable warranty claims.

Litigation

On July 12, 2023, the Company entered into a Confidential Settlement and Mutual Release Agreement (the “Settlement Agreement”) with Auctus Fund, LLC (“Auctus”), resolving all outstanding legal disputes and claims arising from various loans and agreements. The Settlement Agreement resulted in the termination of the pending appeal in the United States Court of Appeals for the First Circuit and the trial matter in the United States District Court for the District of Massachusetts. All transactions and obligations between the Company and Auctus have been deemed null and void. The terms of the Settlement Agreement are confidential and have no material impact on the Company’s financial condition or operations.

On March 5, 2024, Process Solutions (“PSI”) filed a lawsuit against PWT in the Court of Common Pleas in Hamilton County, Ohio, alleging breach of contract and seeking damages. The case was subsequently removed to federal court. The matter has since been settled and closed, with no outstanding claims or counterclaims by either party.

Related Party Transactions

WODI engages in routine intercompany activity with OCLN, including transfers of funds to support operational needs and shared expenses. These transactions are settled through intercompany balances and are non-interest-bearing

As of December 31, 2023, WODI recorded $864,528 due to OCLN. As of December 31, 2024, the amount due to OCLN has been reduced to $706,736. The repayment is reflected in the change in due-to-related party balances on the consolidated balance sheet.

During the year ended December 31, 2023, WODI recorded an impairment expense of $4,631,049 on related party receivables. This impairment reflected management’s assessment that repayment by OCLN was unlikely, given the financial condition of the related entity. During the year ended December 31, 2024, WODI recognized an additional loss of $157,792 related to the write down of related party receivables. This loss was included in other expense on the consolidated statement of operations.

10.	Reporting Segments

WODI has determined that it operates as a single reporting segment in accordance with ASC 280, Segment Reporting. Although WODI is internally organized into three distinct operating divisions—MWS, PWT, and WOD—these operations are aggregated into one reportable segment due to their shared economic characteristics, similar products and services, overlapping customer base, and common regulatory environment.

The Chief Executive Officer of WODI serves as the CODM and regularly reviews consolidated financial performance across the operating units to assess performance and allocate resources. While the divisions serve different functions within the water treatment ecosystem—ranging from engineered systems to modular installations to full-service “water-as-a-utility” offerings—the CODM evaluates financial results on a consolidated basis. As such, WODI reports its financial results as a single reporting segment.

No discrete financial information is regularly reviewed at the division level by the CODM beyond consolidated revenue, operating income, and key expense categories. Accordingly, segment-level disclosures have not been presented.

Reportable Segments:	Water System Solution Engineering	Modular/ Prefabricated Treatment and Conveyance Systems	Full Service Water Systems (Operate; Own and Operate)	WODI Corporate	Total
Fiscal Year Ended December 31, 2024:
Revenue	$4,398,258	$1,133,854	$-	$-	$5,532,112
Gross profit (loss)	1,521,131	(532,016)	-	-	989,114
General and administrative expenses	893,647	867,619	-	-	1,761,265
Loss from operations	555,408	(1,661,168)	-	-	(1,105,760)
Segment assets	4,334,993	453,595	-	-	4,788,588
Gross profit as a % of revenue	34.58%	(46.92)%	0.00%	0.00%	17.88%

Fiscal Year Ended December 31, 2023:
Revenue	$5,004,904	$1,676,982	$-	$-	$6,681,886
Gross profit (loss)	782,215	(155,694)	-	-	626,521
General and administrative expenses	1,174,712	491,885	-	-	1,666,597
Operating loss	(472,490)	(748,782)	-	-	(1,221,272)
Segment assets	1,782,080	960,088	-	-	2,742,167
Gross profit as a % of revenue	15.63%	(9.28)%	0.00%	0.00%	0.009%

11.	Subsequent Events

Management has evaluated subsequent events in accordance with ASC Topic 855 and determined that the following material events occurred after the balance sheet date:

On April 1, 2025, WODI issued an aggregate of 8,511,343 shares of its common stock to investors pursuant to Convertible Promissory Note Conversion Agreements. These issuances were exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering.

No other material subsequent events requiring adjustment to, or disclosure in, the consolidated financial statements have occurred.

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/Incorporated by Reference from Form
1.1	Advisory Agreement	Filed previously
2.1	Amended and Restated Certificate of Incorporation, for Series A, B, and C Preferred Stock	Filed previously
2.5	Amended and Restated Bylaws	Filed previously
4.1	WODI Unit Purchase Agreement	Filed previously
8.1	Form of Escrow Agreement	Filed previously
11.1	Consent of Auditor	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, on April 22, 2025.

Water On Demand, Inc.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Offering Statement has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, as Chief Executive Officer, and Director

/s/ Prasad Tare
By: Prasad Tare, as Principal Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director

/s/ Jean-Louis Kindler
By: Jean Louis Kindler, as Director

/s/ Anthony Fidaleo
By: Anthony Fidaleo, as Director